Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015

This Management's Discussion and Analysis ("MD&A") of Alexco Resource Corp. ("Alexco" or the "Corporation") is dated November 12, 2015 and provides an analysis of Alexco's unaudited interim condensed consolidated financial results for the three month and nine month periods ended September 30, 2015 compared to three month and nine month periods ended September 30, 2014.
The following information should be read in conjunction with the Corporation's September 30, 2015 unaudited interim condensed consolidated financial statements with accompanying notes (the "2015-Q2 Interim F/S"), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation's audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The 2015-Q3 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements.  All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation's website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.
Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

2015-Q3 HIGHLIGHTS AND OVERALL PERFORMANCE

•	Overall, Alexco reported a net loss for the third quarter of 2015 of $1,649,000 or $0.02 per share basic and diluted, compared to a net loss in the third quarter of 2014 of $667,000 or $0.01 per share basic and diluted. Loss before recovery of taxes in the third quarter of 2015 was $1,986,000, including non-cash costs of $531,000 for depreciation, $119,000 for share-based compensation and write-off of receivables totalling $643,000 compared to a loss before recovery of taxes in the third quarter of 2014 totalling $827,000 including non-cash costs of $695,000 for depreciation and $224,000 for share-based compensation.
•	The Corporation's cash and cash equivalents at September 30, 2015 totaled $5,949,000 compared to $8,639,000 at December 31, 2014, while net working capital totaled $11,104,000 compared to $11,332,000 for the same date. During the third quarter of 2015 $3,960,000 of restricted cash relating to the Globeville security was reclassified from non-current to current assets. The cash position is a decrease of $2,690,000 compared to December 31, 2014 primarily due to expenditures attributed to the previously disclosed 2015 exploration drill program at the Bermingham prospect in the Keno Hill Silver District, working capital requirements for the Gold King Mine Interim Water Treatment plant project in Colorado, care and maintenance costs at Keno Hill and general and administration expenditures including severance costs, as well as the foreign exchange impact related to US denominated administrative costs. Furthermore, Alexco Environmental Group ("AEG") experienced lower profits in the first nine months of 2015 with some scheduled fee-for-service and project work delayed into the second half of 2015.
•	AEG, recognized revenues of $3,408,000 in the third quarter of 2015 for a gross profit of $869,000 and a gross margin of 25.5% compared to revenues of $4,651,000 in the third quarter of 2014 for a gross profit of $1,835,000 and a gross margin of 39.5%. The decrease in gross margin from the prior period is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits.

•	Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource at Keno Hill. Significant true width intercepts from the program included 4.98 meters grading 7,462 grams per tonne ("g/t") (240.0 ounces per tonne ("oz/t")) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program.
•	AEG was selected by the US Environmental Protection Agency ("EPA") as the interim water treatment contractor to design, construct and automate an Interim Water Treatment Plant at the Gold King Mine near Silverton, Colorado. The project commenced on October 1, 2015 and on October 20, 2015 the Company announced that it completed the construction and initiated operation of a 1,200 gallon per minute ("gpm") interim water treatment facility.

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District ("KHSD"), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco implemented an interim suspension of operations at Bellekeno in order to evaluate the newly discovered Flame & Moth deposit, renegotiate third party contracts and review other opportunities to reduce future All-In Sustaining Costs, with the aim of repositioning the District for long-term, sustainable operations. Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth and Lucky Queen silver deposits.

Employing a unique business model, Alexco also has an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (US) Inc. ("AEG US") (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. ("ERDC"). Alexco also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.
Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District
Alexco's current primary focus is on further building high grade resources in the KHSD as well as developing plans to improve the underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill. Bringing the Flame & Moth deposit into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is progressing as planned through the Quartz Mining Licence and Water Use Licence processes.  Similarly, the recent discovery of very high grade mineralization at Bermingham may further influence the ultimate plan for redevelopment of the KHSD.

Alexco's various Keno Hill mineral properties comprise mineral rights spanning approximately 244 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD's historical mines produced variously from approximately 1913 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.5 ounces per ton ("opt") silver, 5.6% lead and 3.1% zinc. All of Alexco's mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun ("FNNND"). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco's activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.
The Corporation's Bellekeno underground mine commenced commercial production in January 2011. Bellekeno mining and milling operations were suspended in early September 2013 as a consequence of the reduced silver price environment, and the last concentrate shipments were delivered to the smelter in October 2013 with final assay determinations and final settlements of concentrate sales completed as of April 2014.
In December 2014, Alexco completed the KHSD Preliminary Economic Assessment ("PEA"). Alexco's KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 717 surveyed quartz mining leases and 877 unsurveyed quartz mining claims, the majority of which were UKHM Mineral Rights. Prior to their amalgamation within KHSD, each of the deposits were a separate property and had been subject to numerous technical reports, all filed on the SEDAR website at www.sedar.com and all NI 43-101 compliant. All of these past technical reports have now been superseded by the current PEA. For details of the PEA, please refer to Alexco's MD&A for the year ended December 31, 2014.
Alexco Environmental Group
Alexco remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Canada and in accordance with the Amended and Restated Subsidiary Agreement ("ARSA"), and continues to service its private sector client base in the Yukon, Colorado and elsewhere. AEG intends to continue expanding its environmental services activities, throughout Canada and the United States. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.
Keno Hill – Amended and Restated Subsidiary Agreement
As part of Alexco's acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with the Government of Canada ("Canada"). Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B Water Use Licence under the Yukon Waters Act to undertake care and maintenance activities, which licence term continues until January 29, 2018. The Existing State of Mine ("ESM") Reclamation Plan at Keno Hill will ultimately undergo assessment by the Yukon Environmental and Socio-economic Assessment Board (YESAB). Subsequent to completion of the YESAB assessment process, a Water Use Licence renewal will be required from the Yukon Water Board to licence aspects of the plan that affect use of water and placement of waste.  After licencing, funding approval from AANDC for the project will be subject to review and acceptance of the project by the Treasury Board of Canada.  The ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.
Globeville Smelter Project
At the Globeville Smelter Project located in Denver Colorado, AEG conducted a pilot project for insitu immobilization of cadmium and zinc in 2007 and 2008 and then designed, built and operated a replacement water treatment plant (the "Site") from 2010 to 2015 to enable demolition of the existing smelter. AEG provided financial assurance mechanisms for the property cleanup and redevelopment, conducted all environmental remediation for soil and legacy groundwater, including 500,000 cubic yards of hazardous waste soil, stabilized arsenic-trioxide containing smelter flues and other principal threat materials, and implemented in-situ groundwater technology (patented by Alexco) that successfully immobilized arsenic, cadmium, selenium and zinc to protect Segment 15 of the South Platte River from non-point source seepage to the river from the Site.

In June 2015 AEG received a finding of No Further Active Remediation ("NFAR") required at the Site from the State of Colorado Department of Public Health and Environment, and announced on the Federal Register in December 2014 a final deletion of the Site from the National Priorities List by the United States Environmental Protection Agency ("EPA"). The only remaining tasks are the monitoring of five wells for 36 months, and preparation of the Completion Report for the State of Colorado to document the remediation work that was done. Once the monitoring period is completed (Demonstration of Remedial Functionality period) then the Site will receive a final finding of No Further Action ("NFA") from the State of Colorado.

AEG expects to file the Completion Report in 2015-Q4 which outlines all work completed at the site and estimates the financial cost of monitoring, and the estimated cost to implement any adaptive management plans to address excursions if any, in the environmental stability of the site over the next 10 calendar quarters.  Pursuant to the adaptive management steps that were approved in the NFAR Petition that was approved by the State in June 2015, AEG has identified excess security in the escrow account.  In 2015-Q4 AEG will submit documents supporting the release of a portion of the restricted cash to reduce the amount held in escrow, from the current security balance of $4.40 million (US$3.30 million) to a lesser amount. During the quarter management classified $3.96 million as a current asset, as it anticipates the release of these funds in the next several months.
Economic Climate
Silver, lead and zinc are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2015, prices were largely range-bound through the third quarter of 2015. Silver traded from a high of US$18.23 on January 23, 2015 to a low of $14.27 on August 27, 2015, while lead traded between US$0.98 to US$0.74 and zinc traded between US$1.09 to US$0.74 per pound. As at the date of this MD&A, prices are approximately US$14.60 per ounce silver, US$0.75 per pound for lead and US$0.73 per pound for zinc and the Canadian-US exchange rate is approximately US$0.75 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.00 per ounce, for lead average approximately US$0.90 per pound, and for zinc US$1.05 per pound, with the Canadian-US exchange rate forecast at US$0.82 per CAD (see "Risk Factors" in the MD&A for the for the year ended December 31, 2014, including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation" and "General Economic Conditions May Adversely Affect the Corporation's Growth and Profitability" thereunder).

RESULTS OF OPERATIONS

Alexco Environmental Group (AEG)
AEG Highlights during 2015-Q3:
•	AEG recognized revenues of $3,408,000 in the third quarter of 2015 for a gross profit of $869,000 and a gross margin of 25.5% compared to revenues of $4,651,000 for a gross profit of $1,835,000 and a gross margin of 39.5% in the third quarter of 2014. The decrease in gross margin from the prior year period is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits.
•	AEG achieved a significant milestone in June 2015 when AEG, working for Globeville I, LLC, received from the State of Colorado Department of Public Health and Environment, a finding of No Further Active Remediation required at the Denver Colorado Globeville Smelter Project, and announced on the Federal Register in December 2014 a final deletion of the Site from the National Priorities List (NPL or Superfund) by the United States EPA. AEG currently has a balance of US$3.3 million posted as security on the Globeville Project, and will request release of a substantial portion of the security in Q4 2015.
•	Alexco, through its subsidiary ERDC, is working closely with Canada on the ESM Reclamation Plan at Keno Hill. The ESM Reclamation Plan specifically addresses legacy closure liabilities at the KHSD. Following several years of planning work, the draft ESM Reclamation Plan was submitted in 2015-Q1. ERDC will continue in the planning phase towards the submission of a completed plan for environmental assessment under the Yukon Environmental and Socio-economic Assessment Act ("YESAA") and other authorizations required to start active reclamation work, which is expected to commence in 2019.
•	With the Globeville Smelter Project clean-up coming to an end of its active phase, AEG has ramped up its business development and recruiting efforts for bringing on more project related work. In addition, AEG has added specific professional positions to begin to reduce reliance on third party contractors.
•	AEG was selected by the EPA as the interim water treatment contractor to design, construct and automate an Interim Water Treatment Plant at the Gold King Mine near Silverton, Colorado. The project commenced on October 1, 2015 and on October 20, 2015 the Company announced that it completed the construction and initiated operation of a 1,200 gpm interim water treatment facility. AEG's water treatment plant design was selected due to AEG's proven capability to address water treatment residuals (sludge) during cold weather operations with a highly automated plant-wide control system, enabling 24-hour operation at low cost and high reliability. AEG completed the construction of the treatment system within a required three week period, and subsequently entered a four week testing period during which the plant will be optimized and further winterized in anticipation of the harsh conditions expected at 10,500 feet in the San Juan Mountains of southern Colorado.

Keno Hill Silver District
2015 Exploration Program
Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource. Significant true width intercepts include 4.98 meters grading 7,462 g/t (240.0 oz/t) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program (see news release dated September 17, 2015 entitled "Alexco Drills 5 meters (True Width) of 7,462 grams per tonne Silver (240 ounces per tonne) at Bermingham, Along with Other Significant Silver Intercepts").
Together with the high grade discovery intercept from the 2014 drill program (6.39 meters grading 5,667 g/t (182.2 oz/t)) silver, the 2015 drilling has now identified a high grade silver and gold bearing zone over at least 140 meters down-plunge across a width of approximately 40 meters. The zone averages 3.7 meters true thickness, is locally more than 5.5 meters thick and remains open both up dip and down dip.
This recently discovered high grade zone within the Bermingham deposit lies approximately 50 meters to the northeast of the existing Arctic Zone Resource in a position controlled by flexure in the vein-fault structure that is stratigraphically above the inferred unique stratigraphic and structural setting occupied by the adjacent Hector-Calumet mine (see news release dated November 5, 2014, entitled "Alexco Drills Best Hole Ever: Intersects 5,667 Grams Per Tonne Silver Over 6.39 Meters (true width) at Bermingham; Mineralization Extended and Remains Open"). Further exploration, specifically to follow the high grade mineralization both down plunge toward the more highly silicified stratigraphy, as well as up dip at least 200 meters into untested areas, is warranted. In terms of mineralogy, the high grade mineralized zone is characterized by the presence of the silver bearing mineral pyrargyrite in association with argentiferous galena, tetrahedrite freibergite and wire silver in a dominantly sideritic gangue.
Overall, the Bermingham mineralized system remains open in all directions, especially to the northeast where potential linkage to the Hector-Calumet mine remains to be resolved, but also to the southwest where there remains a kilometer of untested ground between the Bermingham prospect and the historical Coral Wigwam prospect.
Bermingham Vein Drill Composite Assay Interval Highlights:
o	K-15-0580 : intercepted 4.98 meters true width from 305.46 meters with a composite assay value of 7,462 g/t (239.9 oz/t) silver, including 3.65 meters true width from 306.89 meters with a composite assay of 10,186 g/t (327.5 oz/t) silver.
o	K-15-0582 : intercepted 4.76 meters true width from 303.16 meters with a composite assay value of 2,357 g/t (75.8 oz/t) silver, that included 4.17 meters true width from 303.16 meters with a composite assay value of 2,686 g/t (86.4 oz/t) silver.
o	K-15-0583 : intercepted 2.35 meters true width from 346.25 meters with a composite assay value of 3,774 g/t (121.3 oz/t) silver, that included 1.46 meters true width from 346.25 meters with a composite assay value of 6,049 g/t (194.5 oz/t) silver.
o	K-15-0576 : intercepted 2.60 meters true width from 243.42 meters with a composite assay value of 1,129 g/t (36.3 oz/t) silver, that included 1.99 meters true width from 243.42 meters with a composite assay value of 1,471 g/t (47.3 oz/t) silver.
o	K-15-0577 : intercepted 1.81 meters true width from 272.00 meters with a composite assay value of 794 g/t (25.5 oz/t) silver, that included a 0.79 meter true width from 273.41 meters with a composite assay value of 1,827 g/t (58.7 oz/t) silver.

Mineral Resource Estimate
On April 30, 2015 Alexco announced an updated mineral resource estimates for the Flame & Moth and Bermingham deposits. With an effective date of April 28, 2015 the Flame & Moth mineral resource is estimated at 1,638,000 tonnes indicated grading 506 g/t silver, 1.89% lead and 5.40% zinc and 0.43 g/t gold plus another 348,000 tonnes inferred grading 366 g/t silver, 0.47% lead, 4.37% zinc and 0.26 g/t gold. With an effective date of April 28, 2015 the Bermingham mineral resource was estimated at 377,000 tonnes indicated grading 430 g/t per tonne silver, 1.59% lead and 1.74% zinc plus another 52,000 tonnes inferred grading 477 g/t silver, 1.22% lead and 1.88% zinc. The drill results from the 2015 surface exploration drill program are not included in this mineral resource update.
Engineering Update
In 2015-Q3 Alexco continued to work on re-engineering and optimizing the mine plan for Flame and Moth, incorporating the expanded mineral resource from April 30, 2015. Mine plans will be updated and optimized based on geotechnical information and the Flame and Moth economic model will be revised using current consensus pricing and updated estimated costing. Once results from this work are compiled, the study will move to develop an optimized multi mine model which should be complete early in the second quarter of 2016.
Permitting Update
The Company continues its progress with the Yukon Water Board on the amendment of a current Water Use Licence for the Flame & Moth deposit. Management expects a Water Licence amendment hearing to occur in the first quarter of 2016.
Mine Site Care and Maintenance
Mine site care and maintenance costs in the third quarter of 2015 totaled $587,000 compared to $807,000 in the third quarter of 2014. The decrease in costs is due to a lesser depreciation charge in the second quarter of 2015 which is a direct result of the impairment charge recorded on property, plant and equipment in the third quarter 2014.  Included in mine site care and maintenance costs is depreciation expense of $444,000 in the 2015 period and $635,000 in the 2014 period.
Mine site care and maintenance costs during the first nine months of 2015 totaled $1,752,000 compared to $2,299,000 for the same period of 2014. The decrease in costs is due to a lesser depreciation charge in the first three quarters of 2015 which is a direct result of the impairment charge recorded in 2014.  Included in mine site care and maintenance costs is depreciation expense of $1,315,000 in the 2015 period and $1,861,000 in the 2014 period.
Corporate
General, Administrative and Corporate
General and administrative expenses in the third quarter of 2015 totaled $2,479,000 compared to $1,889,000 in the third quarter of 2014. General and administrative expenses increased in the third quarter of 2015 compared to the third quarter of 2014, mainly due to severance costs, increased US denominated administrative costs relating to the strengthening US dollar and a write-off of receivables. During the period, the Company evaluated certain trade receivables and certain receivables related to an employee tax equalization program and wrote-off a total of $643,000.
General and administrative expenses during the first nine months of 2015 totaled $6,563,000 compared to $6,473,000 for the same period of 2014. General and administrative expenses were similar in both periods with the difference mainly relating to the foreign exchange impact on US salaries and share-based compensation in 2014 offset by the write-off of receivables in the 2015 period.

Summary of Quarterly Results

Key financial information for the third quarter of 2015 as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:
Period	Revenue	Gross Profit (Loss)	Net Income (Loss)	Basic Earnings (Loss) per Share	Diluted Earnings (Loss) per Share	Expenditures on Mineral Properties

2013-Q1	16,715	839	(2,332)	$(0.04)	$(0.04)	7,040
2013-Q2	14,161	(928)	(49,205)	$(0.81)	$(0.81)	4,945
2013-Q3	23,394	6,291	2,219	$0.04	$0.04	1,935
2013-Q4	5,163	2,618	(1,131)	$(0.01)	$(0.01)	439
2013 Total	59,433	8,820	(50,450)	$(0.81)	$(0.81)	14,359
2014-Q1	3,327	1,237	(1,419)	$(0.02)	$(0.02)	546
2014-Q2	3,169	917	(1,661)	$(0.03)	$(0.03)	2,434
2014-Q3	4,651	1,835	(667)	$(0.01)	$(0.01)	2,670
2014-Q4	4,139	1,260	(29,025)	$(0.44)	$(0.44)	1,378
2014 Total	15,286	5,249	(32,772)	$(0.50)	$(0.50)	7,028
2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303
2015-Q2	2,610	579	(1,866)	$(0.03)	$(0.03)	756
2015-Q3	3,408	869	(1,649)	$(0.02)	$(0.02)	865
2015 Total YTD	10,534	2,640	(4,007)	$(0.06)	$(0.06)	1,924

Note:  Sum of all the quarters may not add up to the yearly totals due to rounding
The decreased revenue and gross profit and increased net losses subsequent to 2013-Q3 reflect the lack of contribution from mining operations following the suspension of Bellekeno operations as of September 2013 as well as reduced general and administrative expenses as part of Alexco's cost cutting initiatives. The net loss of 2014-Q4 reflects the impact of impairment charges recorded in respect of the Keno Hill district mining assets and exploration and evaluation assets. The net losses of 2015 reflect the general and administrative expenses partially offset by AEG profits.
The expenditures 2013-Q4 reflect reductions in both exploration and Bellekeno sustaining development in light of implemented cost reduction measures and the suspension of Bellekeno mining operations as of September 2013. The expenditures incurred in 2014 reflect a drill program primarily at the Bermingham and Flame and Moth deposits. The 2015-Q1 mineral property expenditures reflect the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits. The 2015-Q2 and 2015-Q3 mineral property expenditures reflect the 2015 drill program at Bermingham and the re-engineering work being done on the Flame and Moth deposit.
Liquidity, Cash Flows and Capital Resources

Liquidity
At September 30, 2015, the Corporation had cash and cash equivalents of $5,949,000, and net working capital of $11,104,000 compared to cash and cash equivalents of $8,639,000 and net working capital of $11,332,000 at December 31, 2014. The Corporation faces no known liquidity issues in any of its financial assets.
With its cash resources and net working capital on hand at September 30, 2015, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a re-start of mining operations is likely to require additional capital investment, significantly in excess of the capital resources currently on hand. In addition, the amendments to the Silver Wheaton silver streaming interest, which would have significant positive implications to Alexco, can only be triggered by a payment of US$20 million being made by December 31, 2015. Discussions to further address the Silver Wheaton silver streaming agreement are ongoing. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco's main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.
Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Cash flow used in operating activities	$(1,483)	$(235)	$(3,486)	$(1,266)
Cash flow used in investing activities	(74)	(2,785)	796	(4,019)
Cash flow provided by financing activities	-	7,229	-	7,229

	$(1,557)	$4,209	$(2,690)	$1,944

Cash used in operating activities was $1,483,000 for the third quarter of 2015 versus cash usage of $235,000 for the third quarter of 2014.  The majority of cash consumed on operating activities during both periods were expended on environmental services, site based operations and general and administrative costs.  The increase in cash consumed in this quarter related to lower profits in AEG and expenditures made on the Gold King Mine project in advance of the associated cash inflows from the revenue associated with the contract. Cash outflow from investing activities was $74,000 for the third quarter of 2015 versus an outflow of $2,785,000 for the third quarter of 2014. The main difference for the decrease in cash outflow in the third quarter of 2015 was due to the decrease of expenditures on exploration drill programs. This was partially offset with Alexco receiving $710,000 from the release of restricted funds associated with security of a third party customer in AEG, in the third quarter of 2015.  There was no cash generated from financing activities during the third quarter of 2015 and in the third quarter of 2014 there was a cash inflow of $7,229,000 which was the result of an equity financing deal.
Cash used in operating activities was $3,486,000 for the first nine months of 2015 versus $1,266,000 for the same period of 2014, reflecting the impact of expenditures on exploration, decreased profitability in AEG, site based operations and office overheads. The increase in cash consumed relates to expenditures for exploration, the Gold King Mine project, third party contractors for AEG projects, and general and administrative expenses mainly due to severance costs and the strengthening US dollar impact on US denominated administrative costs. Cash inflow in investing activities was $796,000 for the first nine months of 2015 versus an outflow of $4,019,000 for the same period of 2014. The main difference between periods is due to Alexco receiving $2,273,000 from the release of restricted funds associated with security at the Globeville Smelter Project which were redeployed to cover ongoing operations work at that project. There was no cash generated from financing activities during the first nine months of 2015 and in the third quarter of 2014 there was a cash inflow of $7,229,000 which was the result of an equity financing deal.

Capital Resources
Under the silver streaming interest held by Silver Wheaton, Silver Wheaton must purchase from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The current maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the "Additional Silver Delivery Requirement"). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation's plant and equipment and mineral properties located within the Keno Hill District.
Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the "Re-Commencement Date"), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional payment of US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation's existing holdings in the Keno Hill District.
The amendments to the silver streaming interest are at the option of Alexco and are subject to the Alexco paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

In August 2014, the Corporation completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,067,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,229,000, and were for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes.
Share Data

As at the date of this MD&A, the Corporation has 69,688,902 common shares issued and outstanding, including shares held by the Corporation's restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 4,444,497 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 284,472 common shares, and purchase warrants for a further 3,963,475.
Use of Financial Instruments

All of Alexco's cash and cash equivalents at September 30, 2015 were held in the form of demand deposits. Alexco's restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco's other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its long-term investments in common shares of Till Capital Ltd. (formerly Americas Bullion Royalty Corp.) ("TIL").
At September 30, 2015, a total of $4,184,000 of Alexco's restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco's mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $4,400,000 (US$3,297,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco's restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though a portion of term deposits held at September 30, 2015 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.
The carrying amounts of Alexco's trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of the long-term investments in common shares of TIL are marked to fair value at each balance sheet date.  The fair values of all of Alexco's financial instruments measured at September 30, 2015, other than the common shares of TIL included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the common shares of TIL constitute Level 1 measurements.

Substantially all of Alexco's cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.
Alexco's accounts and other receivables at September 30, 2015 total $2,304,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco's maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG's major customers which include government organizations as well as substantial corporate entities. As at September 30, 2015, AEG trade receivables are recorded net of a recoverability provision of $575,000.
Substantially all of Alexco's property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG's revenues are earned in Canada. However, a portion of AEG's revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation's operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.
The Corporation has not employed any hedging activities in respect of the prices for its payable metalsor for its exposure to fluctuations in the value of the US dollar.
Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.
Related Party Transactions

The Corporation's related parties include its subsidiaries and key management personnel.
(a)	Key Management Personnel Compensation

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2015	2014	2015	2014

Salaries and other short-term benefits	$461	$484	$1,379	$1,461
Share-based compensation	103	181	444	708

	$564	$665	$1,823	$2,169

Key management includes the Corporation's Board of Directors and members of senior management.
Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Notes 3 and 5 of Alexco's 2014 annual consolidated financial statements describes all of the significant accounting policies as well as significant judgment and estimates.

Changes In and Initial Adoption of Accounting Standards and Policies

Alexco had no changes to its accounting standards or policies during the period.
Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation's financial statements are prepared.  As required under National Instrument 52-109, management advises that there have been no changes in the Corporation's internal control over financial reporting that occurred during the most recent interim period, being the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.
Risk Factors

For a detailed listing of the risk factors faced by Alexco, please refer to Alexco's MD&A and Annual Information Form for the year ended December 31, 2014.

Summary of Resources

The following table sets forth the estimated resources for the Corporation's mineral properties:
Category[1,2,11]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	124,000	1,227	0.2	2.6%	1.7%	4,892,000
	Flame & Moth Deposit3&6	1,638,000	506	0.4	1.9%	5.4%	26,650,000
	Onek3&7	654,000	200	0.6	1.3%	12.3%	4,205,000
	Bermingham3&8	377,000	430	0.1	1.6%	1.7%	5,212,000
	Total Indicated – Sub-Surface	3,055,000	467	n/a	1.9%	6.3%	45,886,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	5,545,000	311	n/a	1.5%	3.8%	55,413,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	150,000	571	0.2	1.4%	0.9%	2,754,000
	Flame & Moth Deposit3&6	348,000	366	0.3	0.5%	4.4%	4,095,000
	Onek3&7	234,000	134	0.4	1.2%	8.9%	1,008,000
	Bermingham3&8	52,000	477	0.1	1.2%	1.9%	797,000
	Total Inferred	1,027,000	363	n/a	1.7%	4.9%	11,998,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:
1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen and Flame & Moth are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated December 10, 2014 entitled "Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada". The mineral resource estimates for the project are supported by (a) disclosure in the news release dated December 23, 2014 entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon"; and (b) a technical report filed on SEDAR dated December 10, 2014 entitled "Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada". The mineral resource estimates for the Flame & Moth and Bermingham deposits are further supported by disclosure in the news release dated April 30, 2015 entitled "Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 26% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District".
4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of April 28, 2015.
7.	The resource estimates for Onek have an effective date of October 15, 2014.
8.	The resource estimates for Bermingham have an effective date of April 28, 2015.
9.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled "Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada".
10.	Historical resources for Silver King are supported by disclosure in the news release dated December 23, 2014 entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon" .
11.	The disclosure regarding the summary of estimated resources for Alexco's mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, "forward-looking statements") concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation's operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.
Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements".
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading "Risk Factors" and elsewhere.
Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the December 31, 2014 financial statements; (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both "Critical Accounting Estimates" and "Risk Factors".
The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission's ("SEC") Industry Guide 7 under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, mineralization cannot be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made.  As applied under SEC Industry Guide 7, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.
In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.